Mail Stop 6010

June 2, 2006

David Fyfe, Chief Executive Officer
Cambridge Display Technology, Inc.
c/o Cambridge Display Technology Limited
2020 Cambourne Business Park
Cambridge CB2 6DW, United Kingdom

> **Re: Cambridge Display Technology, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **File No. 0-51079**

Dear Mr. Fyfe:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Martin F. James
                                        Senior Assistant Chief Accountant

cc: Steven Ostner, Esq.
        By Fax   (212) 909-6836